CUSIP No. 28715107	Page 1 of 5

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.     )1

EBIX, INC.

(Name of Issuer)

COMMON STOCK, $.10 PAR VALUE

(Title of Class of Securities)

28715107

(CUSIP Number)

February 23, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 28715107	Page 2 of 5

1.	Names of reporting persons Rennes Fondation
2.	Check the appropriate box if a member of a group (a) N/A (b) N/A
3.	SEC use only
4.	Citizenship or place of organization Principality of Liechtenstein
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power: 3,630,473
	6.	Shared voting power: 0
	7.	Sole dispositive power: 3,630,473
	8.	Shared dispositive power: 0
9.	Aggregate amount beneficially owned by each reporting person: 3,630,473
10.	Check box if aggregate amount in Row (9) excludes certain shares N/A
11.	Percent of class represented by amount in Row 9 10.3%
12.	Type of reporting person 00

(1)	Based on 35,262,631 shares of common stock outstanding as of March 12, 2015, as reported in the Issuer’s Form 10-K filed on March 16, 2015.

CUSIP No. 28715107	Page 3 of 5

Preliminary Statement:

This Schedule 13G is filed by Rennes Fondation (the “Filer”) and amends, supplements and replaces in its entirety the Schedule 13D filed on May 1, 2013, (the “Schedule 13D”), by Rennes Fondation, relating to shares of Common Stock of Ebix, Inc. (the “Issuer”). The Schedule 13D had superseded a Schedule 13G previously filed by the Filer relating to the Common Stock of the Issuer. The Schedule 13D was filed in connection with a Voting Agreement entered into by the Filer in connection with an Agreement and Plan of Merger (the “Merger Agreement”) by and between Exchange Parent Corp. (“Parent”), Exchange Merger Corp. (“Merger Sub”) and the Issuer. As part of the Termination and Settlement Agreement dated June 19, 2013 (the “Termination and Settlement Agreement”) by and among Parent, Merger Sub, Broad Street Principal Investments, L.L.C., the Issuer, Mr. Robin Raina, the Robin Raina Foundation, and the Filer, the Merger Agreement was terminated. In connection with and as a result of the Termination and Settlement Agreement, the Voting Agreement terminated pursuant to its terms. As part of the Termination and Settlement Agreement, the Filer determined that it no longer holds any shares of Common Stock of the Issuer with any purpose, or with the effect of, changing or influencing control of the Issuer or in connection with or as a participant in any transaction having that purpose or effect. In accordance with Rule 13d-1(h), the Filer accordingly determined to again report its beneficial ownership of shares of Common Stock of the Issuer on Schedule 13G.

Item 1(a) Name of Issuer:

Ebix, Inc.

Item 1(b) Address of Issuer’s Principal Executive Offices:

5 Concourse Parkway, Suite 3200, Atlanta Georgia 30328

Item 2(a) Name of Person Filing:

Rennes Fondation

Item 2(b) Address of Principal Business Office:

Rätikonstrasse 13, Vaduz, Principality of Liechtenstein, FL-9490

Item 2(c) Citizenship:

Principality of Liechtenstein

Item 2(d) Title of Class of Securities:

Common Stock, $.10 par value

CUSIP No. 28715107	Page 4 of 5

Item 2(e). CUSIP Number:

28715107

Item 3. This statement is filed pursuant to Rule 13d-1(c). The filing person is not an entity of the type listed in Items 3(a) through 3(j) of Form 13G.

Item 4. Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	3,630,473
(b)	Percent of class:	10.3%

(c)	Number of shares as to which person has:

(i)	Sole power to vote or direct the vote:	3,630,473

(ii)	Shared power to vote or to direct the vote:	0

(iii)	Sole power to dispose or to direct the disposition of:	3,630,473

(iv)	Shared power to dispose or direct the disposition of:	0

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Item 6. Ownership of more than Five Percent on Behalf of Another Person

N/A.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

N/A.

Item 8. Identification and Classification of Members of the Group

N/A.

CUSIP No. 28715107	Page 5 of 5

Item 9. Notice of Dissolution of Group

N/A.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2015

Rennes Fondation

By:	/s/ Rolf Herter
Rolf Herter, Director